

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via U.S. Mail
Peifeng Huang
Chief Financial Officer
Grand China Energy Group Limited
Room 1601, 16/F, China Taiping Tower Phase II
8 Sunning Road, Causeway Bay
Hong Kong

> **Re: Grand China Energy Group Limited**
> **Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013**
> **Filed August 29, 2014**
> **File No. 000-53490**

Dear Mr. Huang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data
Consent of Independent Registered Public Accounting Firm, page F-2

1.   We read your response to prior comment 3. You appear to have included a consent from MNP LLP instead of the firm's audit report. Accordingly, please amend your filing to include MNP LLP's audit report on your financial statements as of and for the year ended December 31, 2012. Please also advise MNP LLP to consider the need to either:

   a) Dual-date their reissued audit report in connection with the audit of the subsequent adjustments you made to the 2012 financial statements, if they audited those adjustments; or

      b) Modify their reissued audit report to indicate (i) their opinion relates to the 2012 financial statements before the effects of these adjustments and (ii) MNP LLP was not engaged to audit, review, or apply any procedures to the adjustments, if the subsequent adjustments to the 2012 financial statements were audited by the successor auditor.

We refer you to PCAOB Staff Questions and Answers, "Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor." You may find the guidance at http://pcaobus.org/Standards/QandA/QA_Adjustments.pdf.

2.   If Parker Randall CF (H.K.) CPA Limited audited the subsequent adjustments you made to the 2012 financial statements, rather than MNP LLP, please advise Parker Randall CF (H.K.) CPA Limited to revise their audit report to opine on the results of their audit of these adjustments.

Notes to Consolidated Financial Statements
Note 3. Discontinued Operations, page F-15

3.   Your revised disclosure did not fully address our prior comment 4. Please also revise the face of your December 31, 2012 balance sheet on pages F-3 and F-4 to separately present the assets and liabilities of your discontinued operations as required by FASB ASC 205-20-45-10. Please ensure to label your restated financial statements accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

cc: <u>Via E-Mail</u>
  Claire Wu, Esq.
  Mark Crone, Esq.
  Crone Kline Rinde